

November 23, 2012

Via E-mail
J. Rod Martin
Chief Executive Officer
Sierra Resource Group, Inc.
9550 S. Eastern Avenue, Suite 253
Las Vegas, Nevada 89123

> **Re: Sierra Resource Group, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed November 9, 2012**
> **File No. 000-25301**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment no. 2 in our letter dated October 22, 2012 and we reissue the comment. Simply because Asher's debt is pre-sold based on contractual agreements in a manner which prevents Asher from retaining more than 5% beneficial ownership does not preclude Asher's inclusion in your beneficial ownership table. Please advise us whether the conversion provisions in Asher's loan documents are valid and binding agreements which effectively eliminate Asher's right to acquire more than 5% of your securities. Specifically address whether the limitation provisions of the convertible promissory notes are non-waivable, enforceable, established in the company's governing instruments, and applicable to affiliates and assignees.

Amendment To Out Articles of Incorporation Increasing Authorized Common Stock

2. We note your response to comment 3 in our letter dated October 22, 2012, and your assertion that the Series A Preferred Stock was authorized and issued pursuant to employment agreements attached your Form 8-K filed on February 28, 2012. However, it appears that the referenced employment agreements only authorize the payment of a bonus in stock options to acquire Class A common shares. Given that the shares were provided in lieu of cash compensation, please provide additional information regarding the board's reasons for issuing Series A Preferred Stock instead of cash and how the board determined the terms and the amount of Series A Preferred to issue.

3. Please revise your disclosure in this section to briefly indicate the terms of the Series A Preferred Stock issued to your chairman and chief executive officer. We note you indicate that the Series A Preferred Stock bears no dividends, does not convert to any class of common stock, is subject to redemption at $0.10 per share at the company's election at any time and automatically upon the company obtaining financing of $1 million or more that allows for the generation of $1 million in revenue.

4. Please revise your disclosure to clarify when the 1,000,000 shares of Series A Preferred Stock was issued to your chairman and your chief executive officer.

5. We note that the company's Form 10-Q for the Quarter Ended September 30, 2012, filed November 14, 2012, indicates in the quarterly financial statements that there is no preferred stock issued and outstanding as of September 30, 2012. We also note that "Note 12 – Other Events" to the financial statements indicates that on January 31, 2012 the Company filed for an amendment of its Articles of Incorporation creating two classes of Preferred stock with 1,000,000 shares of Class A preferred Shares and 9,000,000 shares of Class B Preferred Shares. Please revise your disclosure and advise us as applicable. We may have further comment.

6. Please advise us why the company did not file an Item 5.01 Form 8-K when the Series A Preferred Stock was issued.

7. Please revise to state whether the company has any plan or plans with regard to the issuance of your newly authorized shares of stock or the incurrence of further debt which may be convertible into your newly authorized shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director